EXHIBIT 21

LIST OF SUBSIDIARIES OF EAST DELTA RESOURCES CORP.

Company Name	Location and Jurisdiction

Amingo Resources Inc.	Montreal, Quebec, Canada incorporated under the Canada Business Act

Guizhou Amingo Resources Ltd	China. Joint Venture Partnership (70% owned)

Sino-Canadian Metals Inc.	Montreal, Quebec incorporated in Delaware. (63% owned)

Qinghai Dong Zhou Metals Development Company Ltd.	China. Joint Venture Partnership (80% owned by Sino-Canadian Metals)